CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 35)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	639,226

Number of Shares	(8)	Shared Voting Power	3,579,996
Beneficially
Owned by Each	(9)	Sole Dispositive Power	639,226
Reporting Person
With:	(10)	Shared Dispositive Power	3,579,996

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,219,222

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	19.47%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 19 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,264,509
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,264,509

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,264,509

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	10.74%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 19 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,579,387
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,579,387

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,579,387

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	12.08%

(14)	Type of Reporting Person (See Instructions)	CO

Page 4 of 19 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	417,288
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	417,288

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	2.02%

(14)	Type of Reporting Person (See Instructions)	CO

Page 5 of 19 Pages

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	NA

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	347,889

Number of Shares	(8)	Shared Voting Power	2,606,584
Beneficially
Owned by Each	(9)	Sole Dispositive Power	347,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,606,584

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,954,473

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	13.79%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 19 Pages

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	295,165

Number of Shares	(8)	Shared Voting Power	500,045
Beneficially
Owned by Each	(9)	Sole Dispositive Power	295,165
Reporting Person
With:	(10)	Shared Dispositive Power	500,045

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	795,210

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.83%

(14)	Type of Reporting Person (See Instructions)	IN

Page 7 of 19 Pages

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Family, L.L.C. 20-8234753

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	2,264,509
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	2,264,509

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,264,509

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	10.54%

(14)	Type of Reporting Person (See Instructions)	00

Page 8 of 19 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No. 35 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company").  All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the issuer);

•	Sylvia H. Golsen;

•	Barry H. Golsen (President and member of the Board of Directors of the issuer);

•	Steven J. Golsen (President of certain subsidiaries of the issuer);

•	SBL, L.L.C. ("SBL");

•	Golsen Petroleum Corporation ("GPC"), which is a wholly owned subsidiary of SBL; and

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”).

Jack and Sylvia Golsen are husband and wife.  Barry Golsen and Steven Golsen are sons of Jack and Sylvia Golsen.  All of the outstanding stock of SBL and all membership interests in GFLLC are beneficially owned, directly or indirectly, by Jack and Sylvia Golsen and members of their immediate family.  Jack and Barry Golsen are the sole members of the Board of Directors and the officers of SBL and GPC, and Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No. 35 is being filed as a result of a change in the facts contained in the Schedule 13D, as described below.

1.
On September 25, 2007, the 1992 Jack E. Golsen 1992 Revocable Trust, of which Jack Golsen is the settler and trustee, sold a total of 25,350 shares of common stock pursuant to a 10b5-1 Sales Plan, dated May 15, 2007.

Page 9 of 19 Pages

CUSIP NO. 5021600-10-4

2.
Reference is made to (a) Item 5(c) of this Amendment No. 35 for a disclosure of certain other transactions in the Common Stock that were effected by certain reporting persons and (b) Items 4 and 6 of this Amendment No. 35 for other agreements relating to Company securities held by certain reporting persons.

Item 1.                    Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.                    Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3.                    Source and Amount of Funds or Other Consideration.

This Item 3 is not applicable to the agreements and transactions described in Items 5 and 6 of this Amendment 34.

Item 4.                     Purpose of Transaction.

The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D, except as set forth below:

On May 15, 2007, the Jack E. Golsen 1992 Revocable Trust (the “Jack Golsen Trust”), of which Jack Golsen is trustee, entered into a 10B5-1 Sales Plan providing for the sale of up to an aggregate 30,000 shares of Common Stock in accordance with Rule 10B5-1 of the Exchange Act of 1934, as amended (the “Exchange Act”).  The 10B5-1 Sales Plan contains the following terms, among others:

(a)
the 10B5-1 Sales Plan will terminate not later than the earlier of September 18, 2008, or the date that all shares of Common Stock covered by the 10B5-1 Sales Plan have been sold in accordance with such plan;

(b)	the sale price of Common Stock sold under the 10B5-1 Sales Plan will be at a price per share

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CUSIP NO. 5021600-10-4

(before selling expenses) at or above the current market price or $24.00, whichever is higher;

(c)	all sales will be made on the American Stock Exchange; and

(d)	sales of Common Stock under each 10B5-1 Sales Plan will be made in the discretion of the Broker, subject to the terms and conditions of each 10B5-1 Sales Plan.

Item 5.                    Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment 34 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount	Percent (10)
Jack E. Golsen	4,219,222 (2) (3) (4) (5) (8)	19.47%

Sylvia H. Golsen	2,264,509 (2) (3) (8) (9)	10.74%

SBL (1)	2,579,387 (3) (11)	12.08%

GPC (1)	417,288 (10) (11)	2.02%

Golsen Family, L.L.C. (1)	2,264,509 (2) (3) (11)	10.54%

Barry H. Golsen	2,954,473 (2) (3) (6) (8)	13.79%

Steven J. Golsen	795,210 (2) (3) (7) (8)	3.83%

____________________

(1)
The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (45.923%), Sylvia Golsen through her revocable trust (45.923%), Barry Golsen (2.718%), Steven Golsen (2.718%), and Linda Rappaport (2.718%).  Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting and dispositive power over the Company’s securities owned by GFLLC.  SBL is owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL.  The directors and executive officers of SBL and GPC are Jack Golsen and Barry Golsen. Barry Golsen,

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Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.

(2)
GFLLC owns 867,276 shares directly and has the right to acquire 133,333 shares upon the conversion of 4,000 shares of the Company’s Series 2 Preferred.  The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Syvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by SBL and GPC.

(3)
SBL owns 1,512,099 shares directly and has the right to acquire (a) 250,000 shares upon the conversion of 1,000,000 shares of the Company's Series D Preferred; (b) 400,000 shares upon the conversion of 12,000 shares of the Company's Series B Preferred.  The amount shown also includes 417,288 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (y) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred and (z) 283,955 shares held directly.  The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (whether direct ownership or indirect ownership through GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the sole directors and officers of SBL possessing voting and dispositive power over such shares, report beneficial ownership of all such shares.

(4)
The amount shown includes the following shares owned of record: (a) Amy G. Rappaport 2007 Irrevocable Trust (34,750 shares); (b) Joshua B. Golsen 2007 Irrevocable Trust (30,704 shares); (c) Adam Z. Golsen 2007 Irrevocable Trust (35,638 shares); (d) Stacy L. Rappaport 2007 Irrevocable Trust (28,638 shares); (e) Michelle L. Golsen 2007 Irrevocable Trust (35,638 shares); (f) Lori R. Rappaport 2007 Irrevocable Trust (27,638 shares); (g) Barry H. Golsen 2007 Irrevocable Trust (84,440 shares); (h) Steven J. Golsen 2007 Irrevocable Trust (89,440 shares); (i) Linda R. Rappaport 2007 Irrevocable Trust (89,440 shares); and (j) Preston Ayden Mattingly 2007 Irrevocable Trust (2,400 shares).  Jack Golsen is the sole trustee of each of the foregoing trusts and in such capacity possesses voting and dispositive power over the Company’s securities held in the trusts.

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CUSIP NO. 5021600-10-4

(5)	The amount shown includes: (a) 4,000 shares that may be acquired upon conversion of a promissory note, and (b) 176,500 shares that may be acquired upon the exercise of Company stock options.

(6)
The amount shown includes: (a) 281,639 shares held directly and (b) 66,250 shares which may be acquired upon exercise of stock options.  The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(7)
The amount shown includes: (a) 248,915 shares held directly; and (b) 46,250 shares which may be acquired upon exercise of stock options.  The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(8)
Jack Golsen and Sylvia Golsen each disclaims beneficial ownership of the shares of Common Stock beneficially owned by Barry Golsen described in footnote (6) and the shares of Common Stock beneficially owned by Steven Golsen described in footnote (7).  Barry Golsen disclaims beneficial ownership of the shares beneficially owned by Jack Golsen described in footnotes (4) and (5), and the shares beneficially owned by GFLLC except to the extent of his proportionate interest in GFLLC.  Steven Golsen disclaims beneficial ownership of the shares beneficially owned by Jack Golsen described in footnotes (4) and (5), and the shares beneficially owned by GFLLC, SBL, and GPC, except to the extent of his proportionate interest in each such entity.

(9)
The amount shown does not include, and Sylvia Golsen disclaims beneficial ownership of the shares listed in footnote (2) (3) (4) and (5) above as beneficially owned by Jack Golsen (except the shares beneficially owned by GFLLC).

(10)	The amount shown includes (a) 283,955 shares held directly by GPC, and (b) 133,333 shares that may be acquired upon conversion of 4,000 shares of the Company's Series B Preferred Stock.

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CUSIP NO. 5021600-10-4

(11)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share.  Both vote together with holders of Common Stock. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

(12)
The percentage ownership of each reporting person is based on 20,574,588 shares of Common Stock outstanding, as of August 21, 2007.  Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)
The following table sets forth, as of the filing date of this Amendment No. 35 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	639,226 (2)	3,579,996 (3)

Sylvia H. Golsen	None	2,264,509 (3) (8)

SBL (1)	None	2,579,387 (4)

GPC (1)	None	417,288 (4)

Golsen Family, L.L.C. (1)	None	2,264,509 (5)

Barry H. Golsen	347,889 (6)	2,606,584 (3)

Steven J. Golsen	295,165 (7)	500,045 (3)

____________________

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(1)	See footnote (1) under paragraph (a) of this Item 5.

(2)	See footnotes (4), (5) and (8) under paragraph (a) of this Item 5.

(3)	See footnotes (2), (3), (8) and (11) under paragraph (a) of this Item 5.

(4)	See footnotes (3) and (11) under paragraph (a) of this Item 5.

(5)	See footnotes (2), (3), and (11) under paragraph (a) of this Item 5.

(6)	See footnotes (6) and (8) under paragraph (a) of this Item 5.

(7)	See footnotes (7) and (8) under paragraph (a) of this Item 5.

(8)	See footnote (9) under paragraph (a) of this Item 5.

(c)
During the past 60 days from the filing date of this report, the following reporting persons effected transactions in the Common Stock which were not previously disclosed in this Schedule 13D, as follows:

(i)
As described in the Introduction to this Amendment No. 35, the 1992 Jack E. Golsen Revocable Trust, of which Jack Golsen is the settler and trustee, sold a total of 25,350 shares of common stock over the American Stock Exchange at the prices indicated pursuant to a 10b5-1 Sales Plans, dated May 15, 2007:

Security	Sale Date	Number of Shares	Price
Common Stock	09/25/2007	8,950	$24
Common Stock	09/25/2007	10,586	$24.01
Common Stock	09/25/2007	14	$24.02
Common Stock	09/25/2007	48	$24.03
Common Stock	09/25/2007	5,000	$24.05
Common Stock	09/25/2007	300	$24.08
Common Stock	09/25/2007	452	$24.09

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(ii)	On August 9, 2007, Jack Golsen made a bona fide gift of 4,650 shares of Common Stock.

(d)	See Item 6 below.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as set forth below.

10B5-1 Sales Plan.
The Jack E. Golsen 1992 Revocable Trust (the “Trust”), of which Jack Golsen is trustee, entered into a 10B5-1 Sales Plan on May 15, 2007, with Capital West Securities, Inc. (“Capital West”), which authorized Capital West to sell, in the aggregate, up to 30,000 shares of Common Stock pursuant to the terms of the 10B5-1 Sales Plan. See Item 4 of this Amendment No. 35 for a description of certain terms of the 10B5-1 Sales Plan, which description is qualified in its entirety by reference to the terms of the 10B5-1 Sales Plan attached as Exhibit 99.14 to this Amendment No. 35.  As reported in Item 5(c) above, 25,350 shares were sold under the 10b5-1 Sales Plan on September 25, 2007.  As a result of the sale of the 25,350 shares by the Trust, the Trust does not own any shares of Common Stock and the 10b5-1 Sales Plan has terminated.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen and Steven J. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, between the reporting persons is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

99.2	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3
Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

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99.4
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit No. 99.4 to Amendment No. 34 and is incorporated herein by reference.  The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.5
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference.  The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.7	Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 99.7 to Amendment No. 33 and is incorporated herein by reference.

99.8
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.9
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

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99.10	Security Agreement, dated December 12, 2003, executed by SBL Corporation in favor of Bank of the West, is attached as Exhibit 99.18 to Amendment No. 28 and is incorporated herein by reference.

99.11	Security Agreement, dated December 12, 2003, executed by Linda F. Rappaport in favor of Bank of the West, is attached as Exhibit 99.19 to Amendment No. 28 and is incorporated herein by reference.

99.12
Security Agreement, dated May 10, 2004, executed by the Linda F. Rappaport Trust in favor of Bank of the West, is attached as Exhibit 99.16 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

99.13
Security Agreement, dated July 5, 2006, executed by the Sylvia H. Golsen Trust in favor of Bank of the West, is attached as Exhibit 99.17 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

99.14	Rule 10b5-1 Sales Plan, dated May 15, 2007, between Jack E. Golsen and Capital West Securities, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 1, 2007

/s/ Jack E. Golsen
Jack E. Golsen

/s/ Barry H. Golsen        *
Barry H. Golsen

/s/ Steven J. Golsen        *
Steven J. Golsen

*Executed by Jack E. Golsen pursuant to Power of Attorney

/s/ Sylvia H. Golsen
Sylvia H. Golsen

SBL CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

GOLSEN FAMILY, L.L.C.

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

By: /s/ Sylvia H. Golsen
Sylvia H. Golsen, Manager

Page 19 of 19 Pages